Exhibit 10.53
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
     This Amended and Restated Employment Agreement (the “Agreement”) is made and entered into as of the 23rd day of April, 2008, by and between Triad Guaranty Inc., a Delaware corporation (the “Company”), and Mark K. Tonnesen (“Employee”).
WITNESSETH:
     WHEREAS, the Company and Employee previously entered into an Employment Agreement, dated September 9, 2005 (the “Original Agreement”); and
     WHEREAS, the Original Agreement was supplemented by a Letter Agreement dated September 9, 2005 (the “Letter Agreement”) as well as an Amendment to Letter Agreement between Mark K. Tonnesen and Triad Guaranty Inc. dated December 26, 2006 (the “Amendment to Letter Agreement”) (the Original Agreement, as amended by the Letter Agreement and the Amendment to Letter Agreement being referred to as the “Prior Agreement”); and
     WHEREAS, Section 14(f) of the Prior Agreement provides that the parties may amend the Prior Agreement if such amendment is made in writing and is signed by the parties; and
     WHEREAS, the parties desire to amend and restate the terms and conditions of Employee’s employment with Company as set forth hereinafter; and
     WHEREAS, the Company and Employee intend for this Agreement to supersede and replace the terms of the Prior Agreement;
     NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, the parties hereto agree as follows:
     1. Employment and Term. The Company hereby employs Employee and Employee accepts employment with the Company as President and Chief Executive Officer of the Company, on the terms and conditions herein set forth, for a period commencing on the date of the signing of this Agreement and expiring on December 31, 2008, unless sooner terminated pursuant to Section 7. Employee shall have such duties, responsibilities and authority as are commensurate with his position, and shall report to the Chairman of the Company’s Board of Directors (the “Board”). Employee shall also perform such other or additional duties on behalf of the Company and its subsidiaries and affiliates as may be reasonably assigned to him by the Board from time to time.
     2. Extent of Services. During the term hereof, Employee shall devote his entire attention and energy to the business and affairs of the Company on a full-time basis and shall not be engaged in any other business activity, regardless of whether such business activity is pursued for gain, profit or other pecuniary advantage, unless the Company otherwise consents; but this shall not be construed as preventing Employee from investing his assets in such form or manner as will not require any services on the part of Employee in the operation of the affairs of the companies in which such investments are made and will not otherwise conflict with the provisions of this Agreement. Full-time, as used above, shall mean a forty (40) hour work week, or such longer work week as the Board shall from time to time adopt. The foregoing shall not be deemed to prevent Employee from participating in any charitable or not-for-profit organization to a reasonable extent, provided however that Employee does not receive any salary or other remuneration from such charity or not-for-profit organization. Employee will be subject to and shall comply with all codes of conduct, personnel policies and procedures applicable to senior executives of the Company including, without limitation, policies regarding sexual harassment, conflicts of interest and insider trading, of which he shall have received in writing.
     3. Compensation.
     (a) Salary. During the term of this Agreement, the Company shall pay Employee an annual salary of $495,000.00 (“Annual Salary”), payable in accordance with the Company’s regular payroll procedures. For any period of Voluntary Retirement Extension (as defined in Section 7(e)), the Company shall pay Employee an annual salary of $990,000, payable in accordance with the Company’s regular payroll procedures.
     (b) Bonus. In addition to his Annual Salary, Employee shall receive: (i) retention bonuses equal to (A) $150,000, payable on the first regular pay period following July 1, 2008, provided that Employee is employed on July 1, 2008 and (B) $300,000, payable on the first regular pay period following December 31, 2008, provided that Employee is employed on December 31, 2008; and (ii) a severance bonus equal to $225,000, payable on the first regular pay period following December 31, 2008, provided that Employee is employed on December 31, 2008. Notwithstanding the foregoing, the bonus payments under (i) and (ii) shall be paid earlier (if applicable) on the first regular pay period following the effective date of Employee’s Retirement, Involuntary Termination Without Cause or Good Reason Termination.
     (c) Restricted Stock Grant; Existing Awards. Employee shall receive a grant of restricted stock under the terms of the Triad Guaranty Inc. 2006 Long-Term Stock Incentive Plan (as amended and restated on January 1, 2008) (the “Plan”) for 40,500 shares (the “Award”). The shares subject to the Award shall vest in a lump sum three (3) years from the date of grant or two (2) years from the date of Retirement (as defined in Section 7(e)), if earlier. The terms of the Award and the terms of all other options, restricted stock awards, phantom stock awards or other equity awards granted to Employee prior to and remaining outstanding on the date hereof shall be governed in all respects by the terms of the Plan and the respective award agreements under which they were originally granted.
     4. Benefits. Employee shall be entitled to participate in all medical and other employee plans of the Company, if any, on the same basis as other executives of the Company, subject in all cases to the respective terms of such plans.
     5. PTO. Employee shall be entitled to paid time off (“PTO”) in accordance with the Company’s PTO policy in effect at the time the PTO is taken as if Employee had at least ten (10) years of service with the Company. In the event that the full PTO is not taken by Employee, no

PTO time shall accrue for use in future years, except in accordance with the Company’s then-existing policy for the carry forward of accrued PTO.
     6. Expenses. Employee shall be entitled to prompt reimbursement for all reasonable expenses incurred by him in furtherance of the business of the Company in connection with his performance of his duties hereunder, in accordance with the policies and procedures established for executive officers of the Company, and provided Employee properly accounts for such expenses. In addition, Employee shall be entitled to prompt reimbursement for up to $5,000.00 of legal fees and expenses incurred by Employee in the negotiation of this Agreement. All reimbursements must be made no later than the end of the calendar year following the calendar year in which the expense was incurred. The expenses eligible for reimbursement under this Section 6 in any calendar year shall not affect any expenses eligible for reimbursement or in-kind benefits to be provided to Employee in any other calendar year. Employee’s rights under this Section 6 shall not be subject to liquidation or exchange for any other benefit.
     7. Termination.
     (a) Death. This Agreement and Employee’s employment hereunder shall terminate immediately upon Employee’s death. In such event, the Company shall be obligated to pay only (i) Employee’s salary to the end of the month in which he dies; and (ii) a lump sum death benefit to Employee’s estate equal to Employee’s Annual Salary at the time of his death.
     (b) Incapacity. To the extent permitted by law, if Employee is absent from his employment for reasons of illness or other physical or mental incapacity which renders him unable to perform the essential functions of his position, with or without reasonable accommodation, for more than an aggregate of ninety (90) days, whether or not consecutive, in any period of twelve (12) consecutive months, then upon at least sixty (60) days’ prior written notice to Employee, if such is consistent with applicable law, the Company may terminate this Agreement and Employee’s employment hereunder, unless, within that notice period, Employee shall have resumed performance of the essential functions of his positions, with or without reasonable accommodation. In the event of a termination of employment under this Section 7(b), the Company shall be obligated to pay Employee his salary from the date of such termination until the earlier of (i) the date on which coverage commences under the long-term disability insurance policy maintained by the Company for the benefit of Employee, if any, or (ii) the date two (2) months after the date of such termination.
     (c) Termination by the Company.
     (i) The Company may terminate this Agreement and Employee’s employment hereunder at any time for Cause. As used herein, “Cause” shall mean:
     (A) a material breach by Employee of his duties and obligations hereunder, including but not limited to gross negligence in the performance of his duties and responsibilities or the willful failure to follow the Board’s directions; provided, however, that Cause shall not exist unless the Company has provided Employee with written notice setting forth the existence of the non-performance, failure or breach and Employee shall not have cured same within thirty (30) days after receiving such notice;
     (B) willful misconduct by Employee which in the reasonable determination of the Board has caused or is likely to cause material injury to the reputation or business of the Company;
     (C) any act of fraud, material misappropriation or other dishonesty by Employee; or
     (D) Employee’s conviction of a felony.
In the event of termination for Cause, the Company shall pay Employee his salary up to the date that is thirty (30) days after the delivery to him of the notice of termination, which date shall be for all purposes of this Section 7(c)(i) the date of termination of his employment, unless there has been a cure under Section 7(c)(i)(A). In the event of termination for Cause, Employee shall not receive any previously unpaid bonus or bonuses except any earned but unpaid bonus with respect to any bonus measurement period ended prior to the date of termination.
     (ii) Notwithstanding anything contained herein to the contrary, the Company also may terminate this Agreement and Employee’s employment hereunder for any reason whatsoever, upon no less than sixty (60) days’ prior written notice to Employee. In the event that the Company terminates this Agreement pursuant to the provisions of this Section 7(c)(ii) (an “Involuntary Termination Without Cause”), then, for purposes of Section 8, Employee shall be deemed to have terminated because of Retirement pursuant to Section 7(e).
     (d) Termination by Employee. Other than on account of a Good Reason Termination (as defined in this Section 7(d)) or Retirement (as defined in Section 7(e)), Employee may terminate this Agreement and his employment hereunder for any reason whatsoever, upon no less than sixty (60) days’ prior written notice to the Company. In the event that Employee terminates this Agreement pursuant to the provisions of this Section 7(d) without “Good Reason” as hereinafter defined, Employee shall be entitled to receive his salary up to the date of termination set forth in the notice of termination, and in such event, Employee shall not receive any previously unpaid bonus or bonuses except any earned but unpaid bonus with respect to bonus measurement period ended prior to the date of termination. Employee may also resign for Good Reason (a “Good Reason Termination”). As used herein, “Good Reason” shall mean:
     (i) a material breach by the Company of its obligations hereunder, including but not limited to a material and adverse change in the status or position of Employee as an executive officer of the Company including, without limitation, a material diminution in duties, responsibilities or authority, except in connection with the incapacity of Employee, or non-payment of Annual Salary or other compensation due hereunder; or
     (ii) the Company, without Employee’s consent (such consent not to be unreasonably withheld), transfers or relocates the office of Employee which would require Employee to be based more than fifty (50) miles distance from his initial office in Winston-Salem, North Carolina;
provided, however, that Good Reason shall not exist unless Employee has provided the Company with a written notice setting forth the reasons for the existence of Good Reason, and the Company has not cured the reasons for the existence of Good Reason within thirty (30) days after receiving such notice.
     (e) Voluntary Retirement. Employee may retire from the Company as of the close of business on December 31, 2008, or such earlier date as mutually agreed to by Employee and the Company (“Retirement”). Notwithstanding the foregoing, the Company may, at its election made at any time by providing written notice to Employee prior to December 31, 2008, delay the date of Employee’s Retirement from December 31, 2008 for a period not to extend beyond March 31, 2009 (“Voluntary Retirement Extension”). Employee’s failure to continue to perform his duties during any Voluntary Retirement Extension will be treated as a termination by Employee under Section 7(d) without Good Reason and Employee will not be entitled to the benefits provided under Section 8.
     (f) Subsidiary Offices and Positions; Company and Subsidiary Directorships. Upon termination of Employee’s employment for any reason, his employment by any subsidiary of the Company shall likewise then be terminated. In addition, upon such termination Employee shall immediately resign as a member of the Board and the board of directors of any subsidiary of the Company on which Employee is serving at the time of such termination, and he shall evidence such resignation by promptly submitting his letter of resignation to the chairman of the Board and each such subsidiary board of directors.
     8. Benefits Upon Termination
     (a) Involuntary Termination Without Cause, Good Reason Termination and Retirement. If Employee’s employment is terminated as a result of an Involuntary Termination Without Cause, a Good Reason Termination, or Retirement (the day of such Involuntary Termination Without Cause, Good Reason Termination or Retirement, the “Termination Date”), then Employee shall be entitled to the following benefits (as applicable):
     (i) Retirement Payments: $675,000 in total retirement payments, payable in 18 equal monthly installments in advance over a period commencing as of the first day of the seventh month following the Termination Date and ending on the first day of the 24th month following the Termination Date (such

24-month period following the Termination Date being referred to herein as the “Post-Termination Period”).
     (ii) Continued Participation in Company Health Care Plan: In addition to the other benefits provided in Section 8(a)(i), Employee shall be entitled to the following benefits:
     (A) Employee shall be entitled to participate (treating Employee as an “active employee” of the Company for this purpose) in any health care, dental, vision or prescription drug plan maintained by the Company (collectively, “Company health care plan”) during the Post-Termination Period (the “Continuation Coverage”). The Company, consistent with sound business practices, shall use its best efforts to provide Employee and his dependents with the Continuation Coverage under the Company health care plan, including, if necessary, amending the applicable provisions of the Company health care plan and negotiating the addition of any necessary riders to any group insurance contract. During the Post-Termination Period, Employee shall pay the entire premium required for the Continuation Coverage under the Company health care plan. During the first eighteen (18) months of the Post-Termination Period, the premium required for the Continuation Coverage shall be equal to the premium required by the continuation of coverage requirements of Section 4980B of the Code and Part 6 of Title I of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”) for such Continuation Coverage (the “COBRA Rate”). During the remainder of the Post-Termination Period, the premium required for the Continuation Coverage shall be the greater of the COBRA Rate or the actuarially determined cost of the Continuation Coverage as determined by an actuary selected by the Company.
     (B) If at any time during the Post-Termination Period the Company is unable for whatever reason to provide Employee with the Continuation Coverage under any Company health care plan, the Company, consistent with sound business practices, shall use its best efforts to provide Employee coverage under an individual policy of health insurance providing coverage that is substantially identical to the Continuation Coverage to be provided under the Company health care plan. In such event, Employee shall pay the entire premium charged for coverage of Employee and his dependents under the individual policy.
     (C) The Continuation Coverage provided to Employee and his dependents pursuant to this Section 8(a)(ii) is intended to satisfy the continuation of coverage requirements of COBRA. In the event that the period of Continuation Coverage expires prior to the end of the period of continuation coverage to which Employee and his dependents would be entitled under COBRA (the “COBRA Period”), Employee and/or his dependents may elect continuation coverage under COBRA (“COBRA

Coverage”) for the remainder of the COBRA Period. Employee and/or his dependents shall be responsible for paying the full amount of the premium charged for such COBRA Coverage under the Company health care plan at the COBRA Rate. Notwithstanding the foregoing provisions of this Section 8(a)(ii), in the event that the Continuation Coverage for whatever reason does not satisfy the continuation of coverage requirements of COBRA, Employee and/or his dependents shall be entitled to elect COBRA Coverage in lieu of the Continuation Coverage described in this Section 8(a)(ii). In such event, Employee and/or his dependents shall be responsible for paying the full amount of the premium charged for such COBRA Coverage under the Company health care plan at the COBRA Rate.
     (D) During the Post-Termination Period, the Company shall pay to Employee a monthly special benefit as determined pursuant to the provisions of this sub-paragraph (D) (the “Special Benefit”). The amount of the monthly Special Benefit shall be equal to the amount of the monthly premium actually paid by Employee for the Continuation Coverage for Employee and his dependents required by this Section 8(a)(ii). The Special Benefit shall be payable on the 20th day of each calendar month during the Post-Termination Period, or within ten (10) business days thereafter.
     (iii) Other Welfare Benefits. In addition to participation in the Company health care plan during the Post-Termination Period, and solely in the case of Retirement (and not in the case of Involuntary Termination Without Cause or Good Reason Termination), Employee shall, as and to the extent permitted by (1) Section 409A of the Internal Revenue Code of 1986, as amended (including all applicable regulations or other guidance promulgated pursuant thereto, “Code”), and (2) the terms and conditions of the Welfare Benefit Plans (as they exist on the date hereof), also be entitled to participate (treating Employee as an “active” employee of the Company for this purpose) during the Post-Termination Period in all other welfare benefit plans and arrangements sponsored from time to time by the Company for the benefit of its employees, including, without limitation, life insurance, accident, disability policies or arrangements which are generally available to the active employees of the Company (collectively, “Welfare Benefit Plans”) in which he participated immediately prior to his Termination Date and the benefits under such other Welfare Benefit Plans shall be made available under the same terms and conditions available to active employees (e.g., employee contributions are required for certain benefits that are in effect for active employees who are similarly situated). Notwithstanding the foregoing, Employee acknowledges and agrees that upon his Retirement, he shall no longer be eligible to participate in, be provided or receive any reimbursement from Employer for or under: (1) the Company’s sick leave, vacation pay and similar programs, (2) any provision of a company car, (3) payment of country club dues, or (4) payment of other perquisites that were previously provided to Employee due to his position as President and Chief Executive Officer of the Company.

Notwithstanding clause (4) of the preceding sentence, Employee shall continue to be entitled to reimbursement of his personal tax and accounting fees and expenses in an amount up to $7,000.00 per year. This right of reimbursement shall continue in effect during the term of this Agreement as set forth in Section 1 and for a period of twenty-four months following the date of his Retirement. Employee acknowledges that such right of reimbursement shall terminate upon a termination of Employee’s employment for any reason other than Retirement.
     (b) Termination Other Than Involuntary Termination Without Cause, Good Reason Termination and Retirement. If Employee’s employment terminates for any reason other than Involuntary Termination Without Cause, a Good Reason Termination or Retirement, Employee shall not be entitled to any of the benefits listed in Section 8(a).
     (c) Consultant Work and Compliance with Section 9 Restrictive Covenants as Condition to Receipt of Benefits. As a continuing condition to the receipt of any benefits described in Section 8(a), Employee shall be reasonably available to perform services for the Company as an independent consultant on an as-needed basis during the Post-Termination Period; provided, however, that any such consulting work provided by Employee to the Company shall not exceed (i) during the period beginning on the first day after the Retirement Date and ending on the later of six (6) months from the Retirement Date or June 30, 2009, ten (10) days per calendar month; (ii) during the period beginning on the first day of the expiration of the period under clause (i) and ending on the later of six (6) months from that date or December 31, 2009, eight (8) days per calendar month; and (iii) thereafter five (5) days per calendar month. The services to be performed by Employee in his capacity as an independent consultant shall be those as may be reasonably assigned him by the Board or its delegate from time to time. Employee shall be entitled to reimbursement for all reasonable expenses incurred by him during the Post-Termination Period, provided that any expense exceeding $1,000 shall be subject to the prior written approval of the Company. During the Post-Termination Period, Employee shall be treated as an independent contractor for federal and state income tax withholding, employment tax and tax reporting purposes. Employee acknowledges and agrees that during the Post-Termination Period he will not be an employee of the Company but will be an independent contractor. In addition, notwithstanding anything else in this Agreement to the contrary, (i) if for any reason any court determines that any of the restrictions contained in Section 9 hereof are not enforceable, (ii) Employee breaches or threatens to breach any of the restrictions in Section 9, or (iii) Employee challenges the enforceability of any of the restrictions in Section 9 (whether through court proceedings, an administrative or arbitral proceeding, or in any other manner whatsoever), the Company shall have no obligation to pay the benefits provided in this Section 8.
     (d) Reductions. If the Company is obligated by law (including the WARN Act or any similar state or foreign law) to pay Employee severance pay, a termination indemnity, notice pay, or the like, then any post-termination payments provided in this Section 8 shall be reduced by the amount of any such other severance pay, termination indemnity, notice pay or the like, as applicable.

     (e) Release. Notwithstanding anything herein to the contrary, the payment of any post-termination payments provided in this Section 8 to Employee shall be subject to the execution by Employee (and failure to revoke) of a general release of the Company and its affiliates of any and all claims under this Agreement or related to or arising out of Employee’s employment hereunder, in a form and manner satisfactory to the Company.
     9. Restrictive Covenant. During the term of this Agreement and for a period of two (2) years after the termination of this Agreement by the Company or Employee, Employee shall not, either as an individual on his own account; as a partner, joint venturer, employee, agent, or salesman for any person; as an officer, director or stockholder (other than a beneficial holder of not more than five percent (5%) of the outstanding voting stock of a company having at least two hundred and fifty (250) holders of voting stock) of a corporation; or otherwise:
     (a) enter into or engage in the private mortgage insurance business or any other credit enhancement business in which, as of the date of such termination, the Company is then engaged or actively considering being engaged within:
     (i) any area of the United States or any foreign country in which the Company is then doing business;
     (ii) in the event that any court determines that the area set forth in the preceding subparagraph is too broad to be enforceable, each and every state of the United States or foreign country in which the Company had a market share, based on industry data, of at least four percent (4%) of net new mortgage insurance written as of the end of the quarter next preceding the date of termination of this Agreement; or
     (iii) in the event that any court determines that the area set forth in the preceding subparagraphs is too broad to be enforceable, each and every metropolitan statistical area of the United States or any foreign country in which the Company had a market share, based on industry data, of at least four percent (4%) of net new mortgage insurance written as of the end of the quarter next preceding the date of termination of this Agreement; or
     (iv) in the event that any court determines that the area set forth in the preceding subparagraphs is too broad to be enforceable, the States of Florida, Illinois and North Carolina; or
     (v) in the event that any court determines that the area set forth in the preceding subparagraphs is too broad to be enforceable, the State of North Carolina.
     (b) solicit or attempt to solicit any of the Company’s customers or prospective customers with whom Employee has had substantive business communications as an employee of the Company in the performance of his duties and responsibilities hereunder with the intent or purpose to perform for such customer the same or similar services or to sell to such customer the same or similar products, including other credit enhancement products, which Employee performed for or sold to such customer during the term of his employment hereunder; or
     (c) solicit or recruit any person who is an employee or agent of the Company, for employment in the private mortgage insurance business or any other credit enhancement business or for the purpose of soliciting or attempting to solicit any of the Company’s customers or prospective customers as prohibited by Section 9(b) above.
Employee and the Company agree and acknowledge that the Company does business on a nationwide basis, with customers located throughout the United States, and may do business world wide with customers located throughout the world and that any breach by Employee of the restrictive covenant contained herein would immeasurably and irreparably damage the Company. Employee and the Company agree and acknowledge that the duration, scope and geographic areas applicable to the noncompetition covenants in this Section 9 are fair, reasonable and necessary to protect legitimate business interests of the Company, and that adequate compensation has been received by Employee for such obligations.
     10. Confidential Information and Discoveries. Employee acknowledges that he will, as a result of his duties as an employee of the Company, have access to and be in a position to receive confidential information, including trade secrets, relating to the Company. Therefore, Employee agrees that during his employment by the Company and thereafter he will not divulge to, or use for the benefit of, himself or any other person, any information concerning any inventions, discoveries, improvements, processes, methods, trade secrets, research or secret data (including, without limitation, customer or supplier lists, formulas, computer programs, software development or executive monitor systems), or other confidential matters possessed, owned or used by the Company that may be obtained or learned by Employee in the course of or as a result of his employment hereunder unless (i) such disclosure is authorized by the Company, (ii) such confidential information becomes generally available to and known by the public (other than as a result of disclosure directly or indirectly by Employee) or (iii) such confidential information becomes available to Employee on a nonconfidential basis from a source other than the Company, or its employees or agents, provided that such source is not and was not bound by a confidentiality agreement with or other obligation of secrecy to the Company. The expiration or termination of employment shall not be deemed to release Employee from his duties hereunder not to convert to his own use or the use of others the rights or properties of the Company as described herein.
     11. Enforcement. Both parties recognize that the services to be rendered under this Agreement by Employee are special, unique and of extraordinary character and that in the event of the breach by Employee of any of the terms and conditions of Section 9 or 10 of this Agreement to be performed by him, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to obtain damages for any breach hereof, or to enforce the specific performance hereof by Employee or to enjoin Employee from performing acts prohibited above during the period herein covered, but nothing herein contained shall be construed to prevent such other remedy in the courts as the Company may elect to invoke.

     12. Return of Documents. Upon the termination of this Agreement for any reason, Employee shall forthwith return and deliver to the Company and shall not retain any original or copies of any books, papers, price lists or customer contracts, bids or customer lists, files, books of account, notebooks and other documents and data relating to the performance by Employee of his duties hereunder, all of which materials are hereby agreed to be the property of the Company.
     13. Tax and Other Restrictions. Notwithstanding anything herein to the contrary:
     (a) Excess Parachute Payments. In the event that payment of any amount under this Agreement would cause Employee to be the recipient of an excess parachute payment within the meaning of Code Section 280G(b), the amount of the payments to be made to Employee pursuant to this Agreement shall be reduced to an amount equal to one dollar less than the amount that would cause the payments hereunder to be excess parachute payments. The manner in which such reduction occurs, including the items of payment and amounts thereof to be reduced, shall be agreed to by Employee and the Company.
     (b) Payments in Excess of $1 Million. If any payment hereunder would not be deductible by the Company for federal income tax purposes by reason of Code section 162(m), or any similar or successor statute (excluding Code Section 280G), such payment shall be deferred and the amount thereof shall be paid to Employee at the earliest time that such payment shall be deductible by the Company.
     (c) Deferred Compensation Payments. To the extent applicable, the parties hereto intend that this Agreement comply with Code Section 409A. The parties agree that this Agreement shall at all times be interpreted and construed in a manner to comply with Code Section 409A and that should any provision be found not in compliance with Code Section 409A, the parties are contractually obligated to execute any and all amendments to this Agreement deemed necessary and required by the Company’s legal counsel to achieve compliance with Code Section 409A. By execution and delivery of this Agreement, Employee irrevocably waives any objections he may have to any amendments required by Code Section 409A. The parties also agree that in no event shall any payment required to be made pursuant to this Agreement that is considered nonqualified deferred compensation within the meaning of Code Section 409A be made to Employee unless he has incurred a separation from service (as defined in Code Section 409A). In the event amendments are required to make this Agreement compliant with Code Section 409A, the Company shall use its best efforts to provide Employee with substantially the same benefits and payments he would have been entitled to pursuant to this Agreement had Code Section 409A not applied, but in a manner that is compliant with Code Section 409A. The manner in which the immediately preceding sentence shall be implemented shall be the subject of good faith negotiations of the parties. The parties also agree that in no event shall any payment required to be made pursuant to this Agreement that is considered nonqualified deferred compensation within the meaning of Code Section 409A be accelerated in violation of Code Section 409A. The parties further agree that any payments of deferred compensation that are made to a specified employee (as defined in Code Section 409A) as a result of a separation from service cannot commence under Code Section 409A until the lapse of six (6) months after a separation from service (or death of the specified employee, if earlier).
     14. Miscellaneous.
     (a) Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail to Employee or the Company at the address set forth below their signatures at the end of this Agreement or to such other address as they shall notify each other in writing.
     (b) Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and permitted assigns and Employee and his personal representatives, heirs, legatees and beneficiaries. This Agreement may be assigned by the Company with the consent of Employee to a fiscally responsible entity that assumes the obligations set forth herein, but shall not be assignable by Employee.
     (c) Applicable Law. This Agreement shall be construed in accordance with the laws of the State of North Carolina in every respect, including, without limitation, validity, interpretation and performance. Any dispute between the parties hereto, arising under or relating to this Agreement, or Employee’s employment with the Company, other than for an action by the Company under Section 11 hereof for specific performance, injunction or other equitable remedy to enforce Sections 9 and 10 hereof shall be settled by arbitration in Winston-Salem, North Carolina before a single arbitrator in accordance with the then-applicable rules of the American Arbitration Association. Such arbitrator may award the prevailing party its reasonable attorneys’ fees and expenses, and judgment upon the award rendered may be entered in any court having jurisdiction thereof.
     (d) Headings. Section headings and numbers herein are included for convenience of reference only and this Agreement is not to be construed with reference thereto. If there be any conflict between such numbers and headings and the text hereof, the text shall control.
     (e) Severability. If for any reason any portion of this Agreement shall be held invalid or unenforceable, it is agreed that the same shall not affect the validity or enforceability of the remainder hereof. The portion of the Agreement which is not invalid or unenforceable shall be considered enforceable and binding on the parties and the invalid or unenforceable provision(s), clause(s) or sentence(s) shall be deemed excised, modified or restricted to the extent necessary to render the same valid and enforceable and this Agreement shall be construed as if such invalid or unenforceable provision(s), clause(s), or sentences(s) were omitted. The provisions of this Section 14(e), as well as Sections 9 and 10 hereof, shall survive the termination of this Agreement.
     (f) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to its subject matter and supersedes all previous agreements between the parties, including but not limited to the Prior Agreement, the Letter Agreement and the Amendment to Letter Agreement. No officer, employee, or representative of the Company has any authority to make any representation or promise in connection with this Agreement or the subject matter thereof that is not contained herein, and Employee represents and warrants he has not executed this Agreement in reliance upon any such representation or promise. No modification of this Agreement shall be valid unless made in writing and signed by the parties hereto.
     (g) Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the breaching party.
     (h) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and Employee has signed this Agreement all on the day and year first above written.

TRIAD GUARANTY INC. a Delaware corporation

/s/ Earl F. Wall

Earl F. Wall
Senior Vice President, Secretary
and General Counsel
Address:	101 South Stratford Road
Winston-Salem, N.C. 27104

MARK K. TONNESEN

/s/ Mark K. Tonnesen

Address:	4620 Cherry Hill Lane
Winston-Salem, NC 27104